

Mail Stop 3561

June 22, 2016

Enrique Cueto Plaza
Chief Executive Officer
LATAM Airlines Group S.A.
Presidente Riesco 5711, 20th Floor
Las Condes
Santiago, Chile

> **Re: LATAM Airlines Group S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed April 29, 2016**
> **File No. 001-14728**

Dear Mr. Cueto:

We have reviewed your filing and have the following comments. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Consolidated Financial Statements

Consolidated Statement of Cash Flows, page F-12

1. On page 7 you state that LATAM did not pay dividends regarding periods 2013, 2014 and 2015. However, it is reported on the statement of cash flows that dividends were paid in each of these years. Please tell us what the dividend payments reported on the statement of cash flows represent.

General

2. You state on page 19 of the 20-F that you offer services through code-sharing and interline agreements to destinations in Africa and the Middle East, regions that include Sudan and Syria. You state on page 29 that you are a member of oneworld alliance, and you identify Qatar as an alliance member. The oneworld alliance website offers flights serving Sudan, through Qatar Airways.

Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria since your letter to us dated February 10, 2014, whether through subsidiaries, affiliates, partners, joint ventures, alliance members or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

3. Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure